

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2011

Jordan Glatt
Chief Executive Officer
Ads In Motion, Inc.
159 South Street
Morrison, NJ 07690

>   **Re: Ads In Motion, Inc.**
>   **Form 8-K/A**
>   **Filed April 11, 2011**
>   **File No. 000-53460**

Dear Mr. Glatt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Cost of Sales, page 16

1.   We note your response to comment nine of our letter dated March 14, 2011. Please expand your disclosure regarding the one-time expenses you incurred "in order to keep Magla's supply chain flowing", including disclosure of the aggregate amount paid and the names of third-party vendors.

2.   We also note your disclosure that in "fiscal 2010, variable costs were 7.5% and fixed costs were 4.5% of total costs of sales whereas in fiscal 2009, variable cost were 4.5% and fixed costs were 4.6% of total costs of sales." Please revise your disclosure to explain the types of expenditures that accounted for the balance of your costs of sales in 2010 and 2009.

Liquidity and Capital Resources, page 8

3.	We note your response to comment 11 of our letter dated March 14, 2011. Please expand your disclosure to identify your material spending commitments over the next 12 months, including any material contractual obligations with your suppliers. In addition, please discuss the material terms of the notes receivable and notes payable you disclose in footnote 11 to your financial statements.

Confidential Treatment Request

4.	We note that you submitted a confidential treatment request as Annex A to your response letter dated April 11, 2011. Comments, if any, related to your confidential treatment request will be provided under separate cover.

Item 4.01 Changes in Registrant's Certifying Accountant

5.	In regards to the Item 4.01 Form 8-K filed on February 14, 2011, please amend your Form 8-K to include the required letter from your former accountant indicating whether or not they agree with your disclosures in the Form 8-K.

Exhibit 99.1
Audited Consolidated Financial Statements of Magla Products LLC
Note 1 – Summary of Significant Accounting Policies, page 5

Revenue Recognition, page 7

6.	In regards to the sales returns, allowances and cooperative advertising arrangements, please disclose the related amounts included in the line items, if material.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor at (202) 551-3268 or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert Littlepage
Larry Spirgel
Assistant Director